Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Jun 30 2019	Dec 31 2018
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$398	$101
Accounts receivable		2,124	1,148
Inventory		1,189	955
Prepaids and other		315	176
Investments	6	547	524
Current portion of other long-term assets	7	72	116
		4,645	3,020
Exploration and evaluation assets	3	2,648	2,637
Property, plant and equipment	4	68,464	64,559
Lease assets	5	1,865	—
Other long-term assets	7	1,333	1,343
		$78,955	$71,559

LIABILITIES
Current liabilities
Accounts payable		$924	$779
Accrued liabilities		2,360	2,356
Current income taxes payable		64	151
Current portion of long-term debt	8	3,964	1,141
Current portion of other long-term liabilities	5,9	588	335
		7,900	4,762
Long-term debt	8	19,543	19,482
Other long-term liabilities	5,9	7,069	3,890
Deferred income taxes		10,169	11,451
		44,681	39,585
SHAREHOLDERS’ EQUITY
Share capital	11	9,320	9,323
Retained earnings		24,927	22,529
Accumulated other comprehensive income	12	27	122
		34,274	31,974
		$78,955	$71,559
Commitments and contingencies (note 16).

Approved by the Board of Directors on July 31, 2019.

Canadian Natural Resources Limited	1	Six Months Ended June 30, 2019

CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended		Six Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Jun 30 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Product sales	17	$5,931	$6,389	$11,472	$12,124
Less: royalties		(369)	(437)	(662)	(698)
Revenue		5,562	5,952	10,810	11,426
Expenses
Production		1,533	1,622	3,063	3,252
Transportation, blending and feedstock		996	1,142	2,035	2,294
Depletion, depreciation and amortization	4,5	1,307	1,270	2,570	2,527
Administration		84	76	154	157
Share-based compensation	9	(7)	175	55	87
Asset retirement obligation accretion	9	46	47	90	93
Interest and other financing expense		197	190	388	380
Risk management activities	15	11	(35)	52	(87)
Foreign exchange (gain) loss		(217)	171	(456)	449
Gain on acquisition and revaluation of properties		—	(139)	—	(139)
Loss from investments	6,7	62	31	89	137
		4,012	4,550	8,040	9,150
Earnings before taxes		1,550	1,402	2,770	2,276
Current income tax expense	10	77	257	242	411
Deferred income tax (recovery) expense	10	(1,358)	163	(1,264)	300
Net earnings		$2,831	$982	$3,792	$1,565
Net earnings per common share
Basic	14	$2.37	$0.80	$3.17	$1.28
Diluted	14	$2.36	$0.80	$3.16	$1.27

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Jun 30 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Net earnings	$2,831	$982	$3,792	$1,565
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income (loss) during the period, net of taxes of $1 million (2018 – $nil) – three months ended; $6 million (2018 – $2 million) – six months ended	20	1	49	(15)
Reclassification to net earnings, net of taxes of $2 million (2018 – $1 million) – three months ended; $3 million (2018 – $3 million) – six months ended	10	(12)	(23)	(22)
	30	(11)	26	(37)
Foreign currency translation adjustment
Translation of net investment	(61)	46	(121)	117
Other comprehensive income (loss), net of taxes	(31)	35	(95)	80
Comprehensive income	$2,800	$1,017	$3,697	$1,645

Canadian Natural Resources Limited	2	Six Months Ended June 30, 2019

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2019	Jun 30 2018
Share capital	11
Balance – beginning of period		$9,323	$9,109
Issued upon exercise of stock options		118	273
Previously recognized liability on stock options exercised for common shares		13	101
Purchase of common shares under Normal Course Issuer Bid		(134)	(78)
Balance – end of period		9,320	9,405
Retained earnings
Balance – beginning of period		22,529	22,612
Net earnings		3,792	1,565
Purchase of common shares under Normal Course Issuer Bid	11	(498)	(363)
Dividends on common shares	11	(896)	(820)
Balance – end of period		24,927	22,994
Accumulated other comprehensive income	12
Balance – beginning of period		122	(68)
Other comprehensive income (loss), net of taxes		(95)	80
Balance – end of period		27	12
Shareholders’ equity		$34,274	$32,411

Canadian Natural Resources Limited	3	Six Months Ended June 30, 2019

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Operating activities
Net earnings		$2,831	$982	$3,792	$1,565
Non-cash items
Depletion, depreciation and amortization		1,307	1,270	2,570	2,527
Share-based compensation		(7)	175	55	87
Asset retirement obligation accretion		46	47	90	93
Unrealized risk management gain		(16)	(8)	(2)	(41)
Unrealized foreign exchange (gain) loss		(219)	178	(452)	340
Realized foreign exchange loss on repayment of US dollar debt securities		—	—	—	146
Gain on acquisition and revaluation of properties		—	(139)	—	(139)
Loss from investments	6,7	68	38	103	151
Deferred income tax (recovery) expense		(1,358)	163	(1,264)	300
Other		20	14	(100)	15
Abandonment expenditures		(41)	(50)	(149)	(140)
Net change in non-cash working capital		230	(57)	(786)	178
Cash flows from operating activities		2,861	2,613	3,857	5,082
Financing activities
Issue (repayment) of bank credit facilities and commercial paper, net	8	3,273	(760)	3,908	(379)
Repayment of medium-term notes	8	(500)	—	(500)	—
Repayment of US dollar debt securities		—	—	—	(1,236)
Payment of lease liabilities	5	(57)	—	(109)	—
Issue of common shares on exercise of stock options		35	167	118	273
Purchase of common shares under Normal Course Issuer Bid		(391)	(441)	(632)	(441)
Dividends on common shares		(449)	(411)	(852)	(747)
Cash flows from (used in) financing activities		1,911	(1,445)	1,933	(2,530)
Investing activities
Net expenditures on exploration and evaluation assets		(37)	(8)	(70)	(64)
Net expenditures on property, plant and equipment		(830)	(916)	(1,666)	(1,873)
Acquisition of Devon assets	4	(3,412)	—	(3,412)	—
Investment in other long-term assets		—	(7)	—	(28)
Net change in non-cash working capital		(185)	(207)	(345)	(542)
Cash flows used in investing activities		(4,464)	(1,138)	(5,493)	(2,507)
Increase in cash and cash equivalents		308	30	297	45
Cash and cash equivalents – beginning of period		90	152	101	137
Cash and cash equivalents – end of period		$398	$182	$398	$182
Interest paid, net		$183	$223	$411	$483
Income taxes paid (received)		$60	$(14)	$286	$(77)

Canadian Natural Resources Limited	4	Six Months Ended June 30, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the “Company”) is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom (“UK”) portion of the North Sea; and Côte d’Ivoire and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the "Midstream and Refining" segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("Redwater Partnership"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”, following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2018, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2018.
2. CHANGES IN ACCOUNTING POLICIES
IFRS 16 "Leases"
In January 2016, the IASB issued IFRS 16 “Leases”, which provides guidance on accounting for leases. The new standard replaced IAS 17 “Leases” and related interpretations. IFRS 16 eliminates the distinction between operating leases and financing leases for lessees and generally requires balance sheet recognition for all leases. Certain short-term (less than 12 months) and low-value leases (as defined in the standard) are exempt from the requirements, and the Company continues to treat these leases as expenses. Leases to explore for or use crude oil, natural gas, minerals and similar non-regenerative resources are also exempt from the standard.
The Company adopted IFRS 16 on January 1, 2019 using the modified retrospective approach with no impact to opening retained earnings at the date of adoption. In accordance with the transitional provisions in the standard, balances reported in the comparative periods have not been restated and continue to be reported using the Company's previous accounting policy under IAS 17.
On adoption, the Company applied the following practical expedients under the standard. Certain expedients are on a lease-by-lease basis and others are applicable by class of underlying assets:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	leases with a remaining lease term of less than twelve months as at January 1, 2019 were treated as short-term leases;

•	exclusion of indirect costs for the measurement of lease assets at the date of initial application; and

•	the application of the Company's previous assessment for onerous contracts under IAS 37, instead of re-assessing impairment on the Company's lease assets as at January 1, 2019.
The Company did not apply any practical expedients pertaining to grandfathering of leases assessed under the previous standard.
In connection with the adoption of IFRS 16, the Company recognized lease liabilities (included in other long-term liabilities) of $1,539 million, measured at the present value of the remaining lease payments, discounted at the Company's incremental borrowing rate at the transition date. Lease assets were measured at an amount equal to the lease liability. The adoption of IFRS 16 resulted in increases in depletion, depreciation and amortization expense and interest expense and corresponding decreases in production, transportation and administration expenses. Under the new standard, the

Canadian Natural Resources Limited	5	Six Months Ended June 30, 2019

Company reports cash outflows for payment of the principal portion of the lease liability as cash flows from financing activities. The interest portion of the lease payments is classified as cash flows from operating activities.
Further details of the Company's lease assets and lease liabilities on transition to the new Leases standard at January 1, 2019 and as at June 30, 2019 are shown in note 5.
Effective January 1, 2019, the Company's accounting policy for Leases is as follows:
At inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: the contract involves the use of an identified asset; the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and, the Company has the right to direct the use of the asset.
The Company recognizes a lease asset and a lease liability at the commencement date of the lease contract, which is the date that the lease asset is available to the Company. The lease asset is initially measured at cost. The cost of a lease asset includes the amount of the initial measurement of the lease liability, lease payments made prior to the commencement date, initial direct costs and estimates of the asset retirement obligation, if any. Subsequent to initial recognition, the lease asset is depreciated using the straight-line method over the earlier of the end of the useful life of the lease asset or the lease term.
Lease liabilities are initially measured at the present value of lease payments discounted at the rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate. Lease payments include fixed lease payments, variable lease payments based on indices or rates, residual value guarantees, and purchase options expected to be exercised. Subsequent to initial recognition, the lease liability is measured at amortized cost using the effective interest method. Lease liabilities are remeasured if there are changes in the lease term or if the Company changes its assessment of whether it is reasonably certain it will exercise a purchase, extension or termination option. Lease liabilities are also remeasured if there are changes in the estimate of the amounts payable under the lease due to changes in indices or rates, or residual value guarantees.
Lease assets are reported in a separate caption in the consolidated balance sheet. Lease liabilities are reported within other long-term liabilities in the consolidated balance sheet.
Depreciation on lease assets used in the construction of property, plant and equipment is capitalized to the cost of those assets over their period of use until such time as the property, plant and equipment is substantially available for its intended use.
Where the Company acts as the operator of a joint operation, the Company recognizes 100% of the related lease asset and lease liability. As the Company recovers its joint operation partners' share of the costs of the lease contract, these recoveries are recognized as other income in the consolidated statements of earnings.
Effective January 1, 2019 on adoption of IFRS 16, the Company has applied the following significant accounting estimates and judgments in respect of lease accounting:
Purchase, extension and termination options are included in certain of the Company's leases to provide operational flexibility. To measure the lease liability, the Company uses judgment to assess the likelihood of exercising these options. These assessments are reviewed when significant events or circumstances indicate that the likelihood of exercising these options may have changed. The Company also uses estimates to determine its incremental borrowing costs if the interest rate implicit in the lease is not readily determinable.
Changes in other accounting policies
In October 2017, the IASB issued amendments to IAS 28 "Investments in Associates and Joint Ventures" to clarify that the impairment provisions in IFRS 9 apply to financial instruments in an associate or joint venture that are not accounted for using the equity method, including long-term assets that form part of the net investment in the associate or the joint venture. The Company retrospectively adopted the amendments on January 1, 2019. These amendments did not have a significant impact on the Company's consolidated financial statements.
In June 2017, the IASB issued IFRIC 23 "Uncertainty over Income Tax Treatments". The interpretation provides guidance on how to reflect the effects of uncertainty in accounting for income taxes where IAS 12 is unclear. The Company adopted the interpretation on January 1, 2019. The interpretation did not have a significant impact on the Company's consolidated financial statements.

Canadian Natural Resources Limited	6	Six Months Ended June 30, 2019

3. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2018	$2,348	$—	$37	$252	$2,637
Additions	35	—	35	—	70
Acquisition of Devon assets (note 4)	91	—	—	—	91
Transfers to property, plant and equipment	(149)	—	—	—	(149)
Foreign exchange adjustments	—	—	(1)	—	(1)
At June 30, 2019	$2,325	$—	$71	$252	$2,648

4. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2018	$67,007	$7,321	$5,471	$43,147	$441	$435	$123,822
Additions	1,806	183	130	889	5	18	3,031
Acquisition of Devon assets	3,325	—	—	—	—	—	3,325
Transfers from E&E assets	149	—	—	—	—	—	149
Disposals/derecognitions and other	(245)	—	(1,515)	(144)	—	(3)	(1,907)
Foreign exchange adjustments and other	—	(302)	(218)	—	—	—	(520)
At June 30, 2019	$72,042	$7,202	$3,868	$43,892	$446	$450	$127,900
Accumulated depletion and depreciation
At December 31, 2018	$43,881	$5,735	$4,203	$4,981	$138	$325	$59,263
Expense	1,480	102	101	750	7	12	2,452
Disposals/derecognitions	(245)	—	(1,515)	(144)	—	(3)	(1,907)
Foreign exchange adjustments and other	(8)	(213)	(151)	—	—	—	(372)
At June 30, 2019	$45,108	$5,624	$2,638	$5,587	$145	$334	$59,436
Net book value
- at June 30, 2019	$26,934	$1,578	$1,230	$38,305	$301	$116	$68,464
- at December 31, 2018	$23,126	$1,586	$1,268	$38,166	$303	$110	$64,559

Project costs not subject to depletion and depreciation	Jun 30 2019	Dec 31 2018
Thermal Oil Sands	$1,727	$1,424
During the six months ended June 30, 2019, the Company acquired a number of producing crude oil and natural gas properties in the North America Exploration and Production segment, excluding the impact of the acquisition disclosed below, for net cash consideration of $32 million and assumed associated asset retirement obligations of $20 million. No net deferred income tax liabilities or pre-tax gains were recognized on these net transactions.

Canadian Natural Resources Limited	7	Six Months Ended June 30, 2019

The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. For the six months ended June 30, 2019, pre-tax interest of $37 million (June 30, 2018 – $32 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 4.1% (June 30, 2018 – 3.8%).
Acquisition of Thermal In Situ and Primary Heavy Crude Oil Assets
On June 27, 2019, the Company completed the acquisition of substantially all of the assets of Devon Canada Corporation ("Devon") including thermal in situ and heavy crude oil assets, for total cash purchase consideration of $3,412 million, subject to final closing adjustments.
In connection with the acquisition, the Company arranged a new $3,250 million committed term facility (note 8) and assumed certain product transportation commitments (note 16).
The acquisition has been accounted for as a business combination using the acquisition method of accounting. The allocation of the purchase price was based on management's best estimates of the fair value of the assets and liabilities acquired as at the acquisition date. Key assumptions used in the determination of estimated fair value were future commodity prices, expected production volumes, quantity of reserves, asset retirement obligations, future development and operating costs, discount rates, and income taxes.
The following provides a summary of the net assets acquired and (liabilities) assumed relating to the acquisition:

Property, plant and equipment	$3,325
Exploration and evaluation assets	91
Inventory, prepaids and other long-term assets	195
Accrued liabilities	(21)
Asset retirement obligations	(178)
Net assets acquired	$3,412
The above amounts are estimates, and may be subject to change based on the receipt of new information.
The impact of the acquisition from closing on June 27, 2019 to June 30, 2019, was not significant to the Company's revenue or operating results for the three and six months ended June 30, 2019. If the acquisition had been completed on January 1, 2019, the Company estimates that pro forma revenue would have increased by approximately $1,010 million to $11,820 million and pro forma revenue, less production and transportation, blending and feedstock expenses would have increased by approximately $670 million to $6,382 million for the six months ended June 30, 2019. Readers are cautioned that pro forma estimates are not necessarily indicative of the results of operations that would have resulted had the acquisition actually occurred on January 1, 2019, or of future results. Pro forma results are based on available historical information for the assets as provided to the Company and do not include any synergies that have or may arise subsequent to the acquisition date.

Canadian Natural Resources Limited	8	Six Months Ended June 30, 2019

5. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At January 1, 2019 (1)	$823	$332	$252	$132	$1,539
Additions	444	14	—	3	461
Depreciation	(49)	(24)	(32)	(13)	(118)
Derecognitions	—	(3)	—	—	(3)
Foreign exchange adjustments and other	(1)	(1)	(11)	(1)	(14)
At June 30, 2019	$1,217	$318	$209	$121	$1,865
(1) The Company adopted IFRS 16 "Leases" on January 1, 2019 using the modified retrospective approach. At December 31, 2018, the Company did not report any finance leases in accordance with its previous accounting policy for leases.
Lease assets, by Segment

Jun 30 2019
Exploration and Production
North America	$327
North Sea	48
Offshore Africa	169
Oil Sands Mining and Upgrading	1,217
Head office	104
$1,865

Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities at June 30, 2019 were as follows:

Jun 30 2019
Lease liabilities	$1,875
Less: current portion	236
$1,639
In addition to the lease assets disclosed above, on an ongoing basis the Company enters into short-term leases related to its Exploration and Production and Oil Sands Mining and Upgrading activities.
Other amounts included in net earnings for the period are provided below:

	Three Months Ended	Six Months Ended
	Jun 30 2019	Jun 30 2019
Expenses relating to short-term leases (1)	$102	$226
Interest expense on lease liabilities	$19	$34
Variable lease payments not included in the measurement of lease liabilities	$28	$52
(1) In addition, during the three months ended June 30, 2019, the Company capitalized $78 million (six months ended June 30, 2019 - $159 million) of short-term leases as additions to property, plant and equipment.

Canadian Natural Resources Limited	9	Six Months Ended June 30, 2019

	Three Months Ended	Six Months Ended
	Jun 30 2019	Jun 30 2019
Total cash outflows for leases during the period (1)	$284	$580
(1) Comprised of cash outflows relating to lease liabilities, short-term leases, and variable lease payments.

Impacts to the consolidated financial statements on transition
On transition to IFRS 16, the Company recognized $1,539 million of lease liabilities and corresponding lease assets. Lease liabilities were measured at the discounted value of lease payments using a weighted average incremental borrowing rate of 4.0% at January 1, 2019.
A reconciliation showing the impact of adoption of the standard is provided below:

Jan 1 2019
Leases previously reported as commitments at December 31, 2018 (1) (2)	$1,430
Impact of discounting	(317)
Leases previously reported as commitments, discounted at January 1, 2019	1,113

Leases recognized at adoption on January 1, 2019:
Lease extension options and renewals reasonably certain to be exercised	243
Arrangements determined to be leases under IFRS 16	83
Leases entered into on behalf of a joint operation (3)	100
Lease liabilities recognized at January 1, 2019	$1,539

(1)	At December 31, 2018, the Company did not report any finance leases in accordance with its previous accounting policy for leases.

(2)
Commitments for operating leases, previously reported in note 16, are now reported as part of lease liabilities and included in other long-term liabilities in note 9. Operating leases previously reported in note 16 have been aggregated into one line in the reconciliation table. Other non-lease commitments continue to be reported in the table in note 16.

(3)
In accordance with the previous accounting for operating leases used in joint operations, the Company reported commitments and related expenses in accordance with the Company's proportionate interest in the joint operation. Under IFRS 16, where the Company acts as the operator of a joint operation, the Company recognizes 100% of the related lease asset and lease liability.

Canadian Natural Resources Limited	10	Six Months Ended June 30, 2019

6. INVESTMENTS
As at June 30, 2019, the Company had the following investments:

	Jun 30 2019	Dec 31 2018
Investment in PrairieSky Royalty Ltd.	$416	$400
Investment in Inter Pipeline Ltd.	131	124
	$547	$524
Investment in PrairieSky Royalty Ltd.
The Company’s investment of 22.6 million common shares of PrairieSky Royalty Ltd. ("PrairieSky") does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at June 30, 2019, the Company’s investment in PrairieSky was classified as a current asset.
The (gain) loss from the investment in PrairieSky was comprised as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Fair value (gain) loss from PrairieSky	$(9)	$51	$(16)	$139
Dividend income from PrairieSky	(4)	(4)	(9)	(8)
	$(13)	$47	$(25)	$131
Investment in Inter Pipeline Ltd.
The Company's investment of 6.4 million common shares of Inter Pipeline Ltd. ("Inter Pipeline") does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at June 30, 2019, the Company's investment in Inter Pipeline was classified as a current asset.
The loss (gain) from the investment in Inter Pipeline was comprised as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Fair value loss (gain) from Inter Pipeline	$11	$(15)	$(7)	$9
Dividend income from Inter Pipeline	(2)	(3)	(5)	(6)
	$9	$(18)	$(12)	$3

Canadian Natural Resources Limited	11	Six Months Ended June 30, 2019

7. OTHER LONG-TERM ASSETS

	Jun 30 2019	Dec 31 2018
Investment in North West Redwater Partnership	$161	$287
North West Redwater Partnership subordinated debt (1)	621	591
Risk management (note 15)	267	373
Prepaid cost of service toll	97	62
Other	259	146
	1,405	1,459
Less: current portion	72	116
	$1,333	$1,343

(1)	Includes accrued interest.
Investment in North West Redwater Partnership
The Company's 50% interest in Redwater Partnership is accounted for using the equity method based on Redwater Partnership’s voting and decision-making structure and legal form. Redwater Partnership has entered into agreements to construct and operate a 50,000 barrel per day bitumen upgrader and refinery (the "Project") under processing agreements that target to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission (“APMC”), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement.
During 2018, Redwater Partnership commenced commissioning activities in the Project's light oil units while continuing work on the heavy oil units. In the first quarter of 2019, the light oil units transitioned from pre-commissioning and startup to operations and are processing synthetic crude oil into refined products.The Project's bitumen refining operations remain in the commissioning phase. Design modifications to the reactor burners in the gasifier unit and repairs identified to address stress cracking in certain stainless steel piping will continue into the fourth quarter of 2019. Currently, the heavy oil units are expected to commence commercial processing of bitumen in late 2019. As at June 30, 2019, the total Facility Capital Cost budget for the Project, net of margins from pre-commercial sales, was approximately $9,800 million.
During 2013, the Company and APMC agreed, each with a 50% interest, to provide subordinated debt, bearing interest at prime plus 6%, as required for Project costs to reflect an agreed debt to equity ratio of 80/20. To June 30, 2019, each party has provided $439 million of subordinated debt, together with accrued interest thereon of $182 million, for a Company total of $621 million. Any additional subordinated debt financing is not expected to be significant.
Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service toll, currently consisting of interest and fees, with principal repayments beginning in 2020 (see note 16). The Company is unconditionally obligated to pay this portion of the cost of service toll over the 30-year tolling period. As at June 30, 2019, the Company had recognized $97 million in prepaid cost of service tolls (December 31, 2018 - $62 million).
Redwater Partnership has a secured $3,500 million syndicated credit facility of which $2,000 million is revolving and matures in June 2021 and the remaining $1,500 million is fully drawn on a non-revolving basis and matures in February 2020. As at June 30, 2019, Redwater Partnership had borrowings of $2,407 million under the credit facility.
During the three months ended June 30, 2019, the Company recognized an equity loss from Redwater Partnership of $66 million (three months ended June 30, 2018 – loss of $2 million; six months ended June 30, 2019 - loss of $126 million; six months ended June 30, 2018 - loss of $3 million). The equity loss for the six months ended June 30, 2019 includes the impact of $98 million of interest expense and $42 million of depletion, depreciation and amortization expense recognized following the completion of commissioning and startup activities in the light oil units.

Canadian Natural Resources Limited	12	Six Months Ended June 30, 2019

8. LONG-TERM DEBT

	Jun 30 2019	Dec 31 2018
Canadian dollar denominated debt, unsecured
Bank credit facilities	$4,315	$831
Medium-term notes	4,800	5,300
	9,115	6,131
US dollar denominated debt, unsecured
Bank credit facilities (June 30, 2019 - US$2,937 million; December 31, 2018 - US$2,954 million)	3,843	4,031
Commercial paper (June 30, 2019 - US$500 million; December 31, 2018 - US$104 million)	654	141
US dollar debt securities (June 30, 2019 - US$7,650 million; December 31, 2018 - US$7,650 million)	10,015	10,439
	14,512	14,611
Long-term debt before transaction costs and original issue discounts, net	23,627	20,742
Less: original issue discounts, net (1)	17	17
transaction costs (1) (2)	103	102
	23,507	20,623
Less: current portion of commercial paper	654	141
current portion of other long-term debt (1) (2)	3,310	1,000
	$19,543	$19,482

(1)	The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.

(2)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at June 30, 2019, the Company had in place revolving bank credit facilities of $4,975 million of which $4,163 million was available. Additionally, the Company had in place fully drawn term credit facilities of $8,000 million. Details of these facilities are described below. This excludes certain other dedicated credit facilities supporting letters of credit.

•	a $100 million demand credit facility;

•	a $1,800 million non-revolving term credit facility maturing May 2020;

•	a $2,200 million non-revolving term credit facility maturing October 2020;

•	a $750 million non-revolving term credit facility maturing February 2021;

•	a $2,425 million revolving syndicated credit facility maturing June 2021;

•	a $2,425 million revolving syndicated credit facility maturing June 2022;

•	a $3,250 million non-revolving term credit facility maturing June 2022; and

•	a £15 million demand credit facility related to the Company’s North Sea operations.
During the second quarter of 2019, the Company extended $330 million of the $2,425 million revolving syndicated credit facility originally due June 2019 to June 2021. The revolving credit facilities are extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under these facilities may be made by way of pricing referenced to Canadian dollar or US dollar bankers' acceptances, or LIBOR, US base rate or Canadian prime rate.
During the second quarter of 2019, the Company entered into a $3,250 million non-revolving term credit facility to finance the acquisition of assets from Devon (note 4). The facility matures in June 2022 and is subject to annual amortization of 5% of the original balance.
Borrowings under the non-revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, or LIBOR, US base rate or Canadian prime rate. As at June 30, 2019, the non-revolving facilities were fully drawn.

Canadian Natural Resources Limited	13	Six Months Ended June 30, 2019

The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at June 30, 2019 was 2.6% (June 30, 2018 – 2.4%), and on total long-term debt outstanding for the six months ended June 30, 2019 was 4.1% (June 30, 2018 – 3.8%).
As at June 30, 2019, letters of credit and guarantees aggregating to $424 million were outstanding.
Medium-Term Notes
During the second quarter of 2019, the Company repaid $500 million of 3.05% medium-term notes.
In July 2017, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada. Subsequent to June 30, 2019, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2021, replacing the Company's previous base shelf prospectus, which would have expired in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
In July 2017, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States. Subsequent to June 30, 2019, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2021, replacing the Company's previous base shelf prospectus, which would have expired in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
9. OTHER LONG-TERM LIABILITIES

	Jun 30 2019	Dec 31 2018
Asset retirement obligations	$5,335	$3,886
Share-based compensation	168	124
Lease liabilities (note 5)	1,875	—
Risk management (note 15)	53	17
Deferred purchase consideration (1)	95	118
Other	131	80
	7,657	4,225
Less: current portion	588	335
	$7,069	$3,890
(1) Relates to the acquisition of the Joslyn oil sands project in 2018, payable in annual installments of $25 million over the next four years.

Canadian Natural Resources Limited	14	Six Months Ended June 30, 2019

Asset Retirement Obligations
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 4.0% (December 31, 2018 – 5.0%) and inflation rates of up to 2% (December 31, 2018 - up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Jun 30 2019	Dec 31 2018
Balance – beginning of period	$3,886	$4,327
Liabilities incurred	2	19
Liabilities acquired, net	198	6
Liabilities settled	(149)	(290)
Asset retirement obligation accretion	90	186
Revision of cost, inflation rates and timing estimates	146	(111)
Change in discount rates	1,199	(334)
Foreign exchange adjustments	(37)	83
Balance – end of period	5,335	3,886
Less: current portion	126	186
	$5,209	$3,700

Share-Based Compensation
As the Company’s Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered, a liability for potential cash settlements is recognized. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options are surrendered.

	Jun 30 2019	Dec 31 2018
Balance – beginning of period	$124	$414
Share-based compensation expense (recovery)	55	(146)
Cash payment for stock options surrendered	(1)	(5)
Transferred to common shares	(13)	(120)
Charged to (recovered from) Oil Sands Mining and Upgrading, net	3	(19)
Balance – end of period	168	124
Less: current portion	130	92
	$38	$32
Included within share-based compensation liability as at June 30, 2019 was $30 million related to performance share units granted to certain executive employees (December 31, 2018 - $13 million).

Canadian Natural Resources Limited	15	Six Months Ended June 30, 2019

10. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Six Months Ended
Expense (recovery)	Jun 30 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Current corporate income tax – North America	$78	$247	$241	$397
Current corporate income tax – North Sea	28	7	57	8
Current corporate income tax – Offshore Africa	11	16	23	21
Current PRT (1) – North Sea	(43)	(16)	(85)	(20)
Other taxes	3	3	6	5
Current income tax	77	257	242	411
Deferred corporate income tax	(1,359)	156	(1,265)	283
Deferred PRT (1) – North Sea	1	7	1	17
Deferred income tax	(1,358)	163	(1,264)	300
Income tax	$(1,281)	$420	$(1,022)	$711
(1) Petroleum Revenue Tax
In the second quarter of 2019, the Government of Alberta enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 2019, with further 1% rate reductions every year on January 1 until the provincial corporate income tax rate is 8% on January 1, 2022. As a result of these corporate income tax rate reductions, the Company's deferred corporate income tax liability decreased by $1,618 million.

Canadian Natural Resources Limited	16	Six Months Ended June 30, 2019

11. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Six Months Ended Jun 30, 2019
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,201,886	$9,323
Issued upon exercise of stock options	3,533	118
Previously recognized liability on stock options exercised for common shares	—	13
Purchase of common shares under Normal Course Issuer Bid	(17,100)	(134)
Balance – end of period	1,188,319	$9,320
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 6, 2019, the Board of Directors declared a quarterly dividend of $0.375 per common share, an increase from the previous quarterly dividend of $0.335 per common share.
Normal Course Issuer Bid
On May 21, 2019, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 59,729,706 common shares, over a 12-month period commencing May 23, 2019 and ending May 22, 2020. The Company's Normal Course Issuer Bid announced in May 2018 expired on May 22, 2019.
For the six months ended June 30, 2019, the Company purchased 17,100,000 common shares at a weighted average price of $36.95 per common share for a total cost of $632 million. Retained earnings were reduced by $498 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to June 30, 2019, the Company purchased 2,300,000 common shares at a weighted average price of $34.55 per common share for a total cost of $79 million.
Stock Options
The following table summarizes information relating to stock options outstanding at June 30, 2019:

	Six Months Ended Jun 30, 2019
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	46,685	$37.92
Granted	11,028	$35.88
Surrendered for cash settlement	(637)	$35.02
Exercised for common shares	(3,533)	$33.40
Forfeited	(1,899)	$38.20
Outstanding – end of period	51,644	$37.81
Exercisable – end of period	16,956	$37.16
The Option Plan is a "rolling 9%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 9% of the common shares outstanding from time to time.

Canadian Natural Resources Limited	17	Six Months Ended June 30, 2019

12. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Jun 30 2019	Jun 30 2018
Derivative financial instruments designated as cash flow hedges	$39	$10
Foreign currency translation adjustment	(12)	2
	$27	$12

13. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of net current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus net current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At June 30, 2019, the ratio was within the target range at 40.3%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Jun 30 2019	Dec 31 2018
Long-term debt, net (1)	$23,109	$20,522
Total shareholders’ equity	$34,274	$31,974
Debt to book capitalization	40.3%	39.1%

(1)	Includes the current portion of long-term debt, net of cash and cash equivalents.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. At June 30, 2019, the Company was in compliance with this covenant.

14. NET EARNINGS PER COMMON SHARE

		Three Months Ended		Six Months Ended
		Jun 30 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Weighted average common shares outstanding – basic (thousands of shares)		1,193,185	1,226,021	1,197,045	1,225,820
Effect of dilutive stock options (thousands of shares)		2,690	6,486	2,503	6,279
Weighted average common shares outstanding – diluted (thousands of shares)		1,195,875	1,232,507	1,199,548	1,232,099
Net earnings		$2,831	$982	$3,792	$1,565
Net earnings per common share	– basic	$2.37	$0.80	$3.17	$1.28
	– diluted	$2.36	$0.80	$3.16	$1.27

Canadian Natural Resources Limited	18	Six Months Ended June 30, 2019

15. FINANCIAL INSTRUMENTS
The carrying amounts of the Company’s financial instruments by category were as follows:

	Jun 30, 2019
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,124	$—	$—	$—	$2,124
Investments	—	547	—	—	547
Other long-term assets	621	3	264	—	888
Accounts payable	—	—	—	(924)	(924)
Accrued liabilities	—	—	—	(2,360)	(2,360)
Other long-term liabilities (1)	—	(8)	(45)	(1,970)	(2,023)
Long-term debt (2)	—	—	—	(23,507)	(23,507)
	$2,745	$542	$219	$(28,761)	$(25,255)

	Dec 31, 2018
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,148	$—	$—	$—	$1,148
Investments	—	524	—	—	524
Other long-term assets	591	12	361	—	964
Accounts payable	—	—	—	(779)	(779)
Accrued liabilities	—	—	—	(2,356)	(2,356)
Other long-term liabilities (1)	—	(17)	—	(118)	(135)
Long-term debt (2)	—	—	—	(20,623)	(20,623)
	$1,739	$519	$361	$(23,876)	$(21,257)

(1)	Includes $95 million of deferred purchase consideration payable over the next four years (December 31, 2018 - $118 million).

(2)	Includes the current portion of long-term debt.

The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Jun 30, 2019
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$547	$547	$—	$—
Other long-term assets	$888	$—	$267	$621
Other long-term liabilities	$(148)	$—	$(53)	$(95)
Fixed rate long-term debt (6) (7)	$(14,695)	$(16,199)	$—	$—

Canadian Natural Resources Limited	19	Six Months Ended June 30, 2019

	Dec 31, 2018
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$524	$524	$—	$—
Other long-term assets	$964	$—	$373	$591
Other long-term liabilities	$(135)	$—	$(17)	$(118)
Fixed rate long-term debt (6) (7)	$(15,620)	$(15,952)	$—	$—

(1)
Excludes financial assets and liabilities where the carrying amount approximates fair value due to the short-term nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and purchase consideration payable), as well as lease liabilities, where carrying amount approximates fair value.

(2)	There were no transfers between Level 1, 2 and 3 financial instruments.

(3)	The fair values of the investments are based on quoted market prices.

(4)	The fair value of the deferred purchase consideration included in other long-term liabilities is based on the present value of future cash payments.

(5)	The fair value of Redwater Partnership subordinated debt is based on the present value of future cash receipts.

(6)	The fair value of fixed rate long-term debt has been determined based on quoted market prices.

(7)	Includes the current portion of fixed rate long-term debt.
Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.

Asset (liability)	Jun 30 2019	Dec 31 2018
Derivatives held for trading
Foreign currency forward contracts	$(1)	$8
Crude oil WCS (1) differential swaps	(7)	(17)
Natural gas AECO fixed price swaps	3	3
Natural gas AECO basis swaps	—	1
Cash flow hedges
Foreign currency forward contracts	(45)	70
Cross currency swaps	264	291
	$214	$356

Included within:
Current portion of other long-term assets	$11	$92
Current portion of other long-term liabilities	(53)	(17)
Other long-term assets	256	281
	$214	$356

(1)	Western Canadian Select
For the six months ended June 30, 2019, the Company recognized a gain of $2 million (year ended December 31, 2018 – gain of $2 million) related to ineffectiveness arising from cash flow hedges.
The estimated fair value of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States forward interest rate yield curves, and Canadian and United States foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

Canadian Natural Resources Limited	20	Six Months Ended June 30, 2019

The changes in estimated fair values of derivative financial instruments included in the risk management asset were recognized in the financial statements as follows:

Asset (liability)	Jun 30 2019	Dec 31 2018
Balance – beginning of period	$356	$101
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	2	35
Foreign exchange	(173)	260
Other comprehensive income (loss)	29	(40)
Balance – end of period	214	356
Less: current portion	(42)	75
	$256	$281
Net loss (gain) from risk management activities were as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Net realized risk management loss (gain)	$27	$(27)	$54	$(46)
Net unrealized risk management gain	(16)	(8)	(2)	(41)
	$11	$(35)	$52	$(87)
Financial Risk Factors

a)	Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
At June 30, 2019, the Company had the following derivative financial instruments outstanding to manage its commodity price risk:

	Remaining term			Volume	Weighted average price	Index
Crude Oil
WCS differential swaps	Jul 2019	-	Sep 2019	8,000 bbl/d	US$23.57	WCS

Natural Gas
AECO fixed price swaps	Jul 2019	-	Oct 2019	115,000 GJ/d	$1.32	AECO
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At June 30, 2019, the Company had no interest rate swap contracts outstanding.

Canadian Natural Resources Limited	21	Six Months Ended June 30, 2019

Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based.
At June 30, 2019, the Company had the following cross currency swap contracts outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Jul 2019	—	Nov 2021	US$500	1.022	3.45%	3.96%
	Jul 2019	—	Mar 2038	US$550	1.170	6.25%	5.76%
All cross currency swap derivative financial instruments were designated as hedges at June 30, 2019 and were classified as cash flow hedges.
In addition to the cross currency swap contracts noted above, at June 30, 2019, the Company had US$4,028 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$3,437 million designated as cash flow hedges.
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At June 30, 2019, substantially all of the Company’s accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At June 30, 2019, the Company had net risk management assets of $250 million with specific counterparties related to derivative financial instruments (December 31, 2018 – $361 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.

Canadian Natural Resources Limited	22	Six Months Ended June 30, 2019

The maturity dates of the Company’s financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$924	$—	$—	$—
Accrued liabilities	$2,360	$—	$—	$—
Long-term debt (1)	$3,970	$4,046	$8,100	$7,511
Other long-term liabilities (2)	$314	$209	$431	$1,069
Interest and other financing expense (3)	$977	$840	$1,830	$5,126

(1)	Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.

(2)
Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $236 million; one to less than two years, $184 million; two to less than five years, $386 million; and thereafter $1,069 million.

(3)	Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates at June 30, 2019.

16. COMMITMENTS AND CONTINGENCIES
The Company has committed to certain payments as follows (1):

	2019	2020	2021	2022	2023	Thereafter
Product transportation (2)	$357	$719	$691	$614	$495	$4,663
North West Redwater Partnership service toll (3)	$36	$126	$157	$158	$157	$2,858
Offshore vessels and equipment	$57	$89	$64	$9	$—	$—
Field equipment and power	$22	$20	$21	$20	$21	$274
Other	$18	$28	$21	$18	$17	$48

(1)	Subsequent to the adoption of IFRS 16, the Company reports its payments for lease liabilities in the maturity table in note 15.

(2)	The Company assumed $2,381 million of product transportation commitments related to the acquisition of assets from Devon in the second quarter of 2019.

(3)
Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service toll, which currently consists of interest and fees, with principal repayments beginning in 2020. Included in the cost of service toll is $1,251 million of interest payable over the 30 year tolling period. See note 7.

In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	23	Six Months Ended June 30, 2019

17. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production

	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
(millions of Canadian dollars, unaudited)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Segmented product sales
Crude oil and NGLs	2,297	2,327	4,136	4,169	211	225	345	334	203	136	312	194	2,711	2,688	4,793	4,697
Natural gas	249	229	624	569	11	28	36	67	18	16	36	35	278	273	696	671
Other (1)	3	—	5	—	2	—	2	—	2	—	3	—	7	—	10	—
Total segmented product sales	2,549	2,556	4,765	4,738	224	253	383	401	223	152	351	229	2,996	2,961	5,499	5,368
Less: royalties	(231)	(263)	(424)	(438)	(1)	(1)	(1)	(1)	(10)	(15)	(21)	(20)	(242)	(279)	(446)	(459)
Segmented revenue	2,318	2,293	4,341	4,300	223	252	382	400	213	137	330	209	2,754	2,682	5,053	4,909
Segmented expenses
Production	571	609	1,173	1,240	100	100	167	175	24	40	42	69	695	749	1,382	1,484
Transportation, blending and feedstock	576	699	1,100	1,433	4	6	10	12	—	—	1	1	580	705	1,111	1,446
Depletion, depreciation and amortization	790	780	1,533	1,558	73	72	127	116	66	42	112	70	929	894	1,772	1,744
Asset retirement obligation accretion	21	22	41	44	8	7	15	14	2	3	3	5	31	32	59	63
Risk management activities (commodity derivatives)	(3)	13	29	13	—	—	—	—	—	—	—	—	(3)	13	29	13
Gain on acquisition and revaluation of properties	—	—	—	—	—	(139)	—	(139)	—	—	—	—	—	(139)	—	(139)
Equity loss from investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total segmented expenses	1,955	2,123	3,876	4,288	185	46	319	178	92	85	158	145	2,232	2,254	4,353	4,611
Segmented earnings (loss) before the following	363	170	465	12	38	206	63	222	121	52	172	64	522	428	700	298
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange (gain) loss
(Gain) loss from investments
Total non–segmented expenses
Earnings before taxes
Current income tax expense
Deferred income tax (recovery) expense
Net earnings

Canadian Natural Resources Limited	24	Six Months Ended June 30, 2019

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment elimination and other				Total

	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
(millions of Canadian dollars, unaudited)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Segmented product sales
Crude oil and NGLs	2,736	3,266	5,590	6,464	20	25	41	52	130	92	255	161	5,597	6,071	10,679	11,374
Natural gas	—	—	—	—	—	—	—	—	46	45	84	79	324	318	780	750
Other (1)	3	—	3	—	—	—	—	—	—	—	—	—	10	—	13	—
Total segmented product sales	2,739	3,266	5,593	6,464	20	25	41	52	176	137	339	240	5,931	6,389	11,472	12,124
Less: royalties	(127)	(158)	(216)	(239)	—	—	—	—	—	—	—	—	(369)	(437)	(662)	(698)
Segmented revenue	2,612	3,108	5,377	6,225	20	25	41	52	176	137	339	240	5,562	5,952	10,810	11,426
Segmented expenses
Production	814	855	1,636	1,728	5	6	11	11	19	12	34	29	1,533	1,622	3,063	3,252
Transportation, blending and feedstock	259	323	619	648	—	—	—	—	157	114	305	200	996	1,142	2,035	2,294
Depletion, depreciation and amortization	374	372	791	776	4	4	7	7	—	—	—	—	1,307	1,270	2,570	2,527
Asset retirement obligation accretion	15	15	31	30	—	—	—	—	—	—	—	—	46	47	90	93
Risk management activities (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	(3)	13	29	13
Gain on acquisition and revaluation of properties	—	—	—	—	—	—	—	—	—	—	—	—	—	(139)	—	(139)
Equity loss from investments	—	—	—	—	66	2	126	3	—	—	—	—	66	2	126	3
Total segmented expenses	1,462	1,565	3,077	3,182	75	12	144	21	176	126	339	229	3,945	3,957	7,913	8,043
Segmented earnings (loss) before the following	1,150	1,543	2,300	3,043	(55)	13	(103)	31	—	11	—	11	1,617	1,995	2,897	3,383
Non–segmented expenses
Administration													84	76	154	157
Share-based compensation													(7)	175	55	87
Interest and other financing expense													197	190	388	380
Risk management activities (other)													14	(48)	23	(100)
Foreign exchange (gain) loss													(217)	171	(456)	449
(Gain) loss from investments													(4)	29	(37)	134
Total non–segmented expenses													67	593	127	1,107
Earnings before taxes													1,550	1,402	2,770	2,276
Current income tax expense													77	257	242	411
Deferred income tax (recovery) expense													(1,358)	163	(1,264)	300
Net earnings													2,831	982	3,792	1,565
(1) 'Other' includes recoveries associated with the joint operation partners' share of the costs of lease contracts, and other income of a trivial nature.

Canadian Natural Resources Limited	25	Six Months Ended June 30, 2019

Capital Expenditures (1)

	Six Months Ended
	Jun 30, 2019			Jun 30, 2018
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America (3)	$126	$(149)	$(23)	$57	$(81)	$(24)
North Sea	—	—	—	—	—	—
Offshore Africa	35	—	35	7	—	7
Oil Sands Mining and Upgrading	—	—	—	—	(7)	(7)
	$161	$(149)	$12	$64	$(88)	$(24)

Property, plant and equipment
Exploration and Production
North America (3)	$4,010	$1,025	$5,035	$1,283	$(101)	$1,182
North Sea	78	105	183	38	214	252
Offshore Africa (4)	105	(1,490)	(1,385)	62	—	62
	4,193	(360)	3,833	1,383	113	1,496
Oil Sands Mining and Upgrading (5)	576	169	745	470	(111)	359
Midstream and Refining	5	—	5	9	—	9
Head office	18	(3)	15	11	—	11
	$4,792	$(194)	$4,598	$1,873	$2	$1,875

(1)
This table provides a reconciliation of capitalized costs, reported in note 3 and note 4, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.

(2)	Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.

(3)	Includes cash consideration paid of $91 million for exploration and evaluation assets and $3,126 million for property, plant and equipment acquired from Devon in the second quarter of 2019.

(4)	Offshore Africa includes a derecognition of $1,515 million following the FPSO demobilization at the Olowi field, Gabon in the first quarter of 2019.

(5)	Net expenditures for Oil Sands Mining and Upgrading also include capitalized interest and share-based compensation.

Segmented Assets

	Jun 30 2019	Dec 31 2018
Exploration and Production
North America	$32,180	$27,199
North Sea	1,774	1,699
Offshore Africa	1,599	1,471
Other	40	33
Oil Sands Mining and Upgrading	41,651	39,634
Midstream and Refining	1,491	1,413
Head office	220	110
	$78,955	$71,559

Canadian Natural Resources Limited	26	Six Months Ended June 30, 2019

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated July 2019. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended June 30, 2019:
Interest coverage (times)
Net earnings (1)	5.8x
Adjusted funds flow (2)	12.1x

(1)	Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(2)	Adjusted funds flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	27	Six Months Ended June 30, 2019